October 30, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-0306
Attn:    Mr. David H. Roberts

        Re: Hostopia.com Inc. — Registration Statement on Form S-1 (333-135533)

Dear Mr. Roberts:

        On behalf of our client, Hostopia.com Inc. ("Hostopia"), attached are clean and blacklined copies of Hostopia's prospectus and Registration Statement reflecting:

  (i)
  a change in the proposed price range from a range of Cdn$8.00 to Cdn$10.00 to a range of Cdn$6.00 to Cdn$6.50;

  (ii)
  the removal of the secondary offering from the proposed transaction; and

  (iii)
  the reduction in the size of the proposed primary offering from Cdn$30 million to Cdn$25 million.

*            *            *            *             *            *

        Hostopia would like to be in a position to price its offering shortly and would appreciate the assistance of the staff in working toward that goal.

        Should you have any comments or require further information, or if any questions should arise in connection with this submission, please call me at (416) 367-7373.

Sincerely,

Gil I. Cornblum